SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

ICBC TOWER, 35TH FLOOR

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HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7650	E-MAIL ADDRESS clin@stblaw.com

May 31, 2011

VIA EDGAR

Ms. Kate Beukenkamp, Staff Attorney

Mr. Larry Spirgel, Assistant Director

Ms. Celeste Murphy, Legal Branch Chief

Ms. Sharon Vigra, Staff Accountant

Mr. Kyle Moffat, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F St. N.E.

Washington, D.C. 20549

United States of America

Re:	VisionChina Media Inc.

Amendment No. 4 to the Form 20-F for fiscal year ended December 31, 2009

Filed June 23, 2010

File No. 001-33821

Dear Ms. Beukenkamp, Mr. Spirgel, Ms. Murphy, Ms. Vigra, and Mr. Moffat:

On behalf of our client, VisionChina Media Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above (the “Revised 20-F”) in response to the comment letter, dated May 13, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have arranged for hand delivery of five hard copies of the Revised 20-F/A along with copies of this Letter and the accompanying Annexes described herein.

Leiming Chen Philip M.J. Culhane Chris Lin Sinead O’Shea Jin Hyuk Park Youngjin Sohn Kathryn King Sudol Resident Partners Admitted in New York

NEW YORK	BEIJING	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

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SIMPSON THACHER & BARTLETT LLP

	- 2 -	May 31, 2011

General

1.	We note your response to comment one in our letter dated April 11, 2011 including your revised discussion regarding your local operating partners and their status as affiliates or subsidiaries of state-owned television stations. Please amend your disclosure, where appropriate, to address the following points:

•

In the second half of your revised risk factor at the top of page 10, you state that the state-owned television stations “have confirmed” that the SARFT restrictions on the total advertising time of a radio of television station or channel advertisements are not applicable to your advertising on mobile digital television. Please disclose how the stations have confirmed this position. Tell us whether this confirmation was oral or written and the date when it was received.

•

At the end of this same paragraph you refer to your media contracts with state-owned operating affiliates. Please revise your disclosure to discuss the enforceability of contracts against state-owned entities or the PRC government. Discuss, for example, whether you are able to enforce these contracts against government entities and any limits to enforceability.

•

Lastly, at the end of this section you state that since the annual increase of your media costs is already fixed under your contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the networks of local operating partners is limited, an adverse regulatory action would limit your revenues, while your media costs continue to increase. Towards the bottom of page nine that you state that 99.4% of your revenues in 2008 and 100% of your revenues in 2009 and 2010 were derived from cities where you local operating partners are not registered with SAIC. Please revise your disclosure here and in your Management’s Discussion and Analysis to clearly state that substantially all of your revenues would be impacted by a regulatory enforcement action by SAIC or SARFT. In your MD&A please discuss this impact on your liquidity and capital resources in the near and long term. We note your discussion at the beginning of the first paragraph on page 10 stating that you, currently on average, sell 11% of total broadcasting time each day, which is under the 20% regulatory cap.

In response to the Staff’s comment, the Company has revised the disclosures on pages 9, 10 and 54 of the Revised 20-F.

SIMPSON THACHER & BARTLETT LLP

	- 3 -	May 31, 2011

2.	We note your litigation with Digital Media Group. Please tell us more about the status of this litigation including your claims and damages sought. Revise the discussion under your risk factor titled, “The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us” to discuss this litigation. Additionally, please disclose the amount of outstanding payments remaining for this transaction related to the $60 million payments to be made after completion of the transaction. We note your discussion in the fourth paragraph under the heading “Our Exclusive Agency Cities” on page 38. Discuss the impact this litigation may have on your liquidity and capital resources.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised 20-F to discuss the status of the litigation between the Company and the selling shareholders of Digital Media Group, including our claims and damages sought, and the counter-suit filed by the Former Digital Media Group Shareholders. The Company respectfully advises the Staff that no decision has been reached by court regarding the initial filing by our company and the counter-suit by the Former Digital Media Group Shareholders as of May 31, 2011.

The Company also advises the Staff that as a result of the lawsuit against the selling shareholders of Digital Media Group, the second and third installments totaling $60 million, which are scheduled to be settled after completion of the acquisition, remain unpaid up to date. The Company believes that it has sufficient cash on hand in the event that such payment is ordered by the court, and therefore, this litigation is not expected to have a significant impact on our liquidity and capital resources. The Company has revised the disclosure on pages 39 and 70 of the Revised 20-F in response to the Staff’s comment.

Risk Related to Our Company and Our Industry, page 6

We have incurred new losses in the past and may incur losses in the future, page 7

3.	We note your response to comment two in our letter dated April 11, 2011. Please amend your disclosure to include the discussion in your response about the characteristics of the media costs in your exclusive agency agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised 20-F.

4.	Additionally, please amend your disclosure under this risk factor to discuss the terms of renewal and termination for these agreements. We note that you state that the terms of your media contracts typically range from three to eight years. Please revise this section to discuss any options to renew, whether the options are automatic, the time period of notice required and which party controls each right. Similarly, discuss the characteristics of any right of termination.

SIMPSON THACHER & BARTLETT LLP

	- 4 -	May 31, 2011

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised 20-F.

The Company respectfully advises the Staff that its exclusive agency agreements do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, both parties will discuss renewal of the agreements, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before expiration of the term unless agreed by both parties and the party who initiates the early termination is subject to penalty at an amount specified in the agreements.

5.	We note your response to comment three in our letter dated April 11, 2011. Please amend your disclosure under this risk factor to include the discussion found in your response regarding escalation clauses.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised 20-F.

We may be subject to, and may expend significant resources in defending against..., page 8

6.	We note your response to comment seven in our letter dated April 11, 2011. Please revise your disclosure to include the last paragraph of your response to this comment including that the local operating partners have only orally agreed to comply with PRC laws and regulations.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised 20-F.

F. Tabular Disclosure of Contractual Obligations, page 72

7.	We note your legal opinion, amendment and response to comment 12 in our letter dated April 11, 2011. Please state in your disclosure whether the equity pledge agreements are or are not enforceable in a PRC court of law. Please tell us whether the language in the legal opinion that the equity pledge agreements “can still be legally enforced by the courts in the PRC” is conditional. For example, it does not appear to be entirely definitive, i.e., a statement that these equity pledge agreements despite lack of registration are enforceable in a PRC court.

SIMPSON THACHER & BARTLETT LLP

	- 5 -	May 31, 2011

The Company respectfully advises the Staff that its equity pledge agreement is enforceable in a PRC court of law. In response to the Staff’s comment, the Company has revised the disclosures on page 85 of the Revised 20-F.

The Company further advises the Staff that the language in the legal opinion that the equity pledge agreements “can still be legally enforced by the courts in the PRC” is unconditional. The Company has attached a revised legal opinion from its PRC counsel as Annex A hereto in response to the Staff’s comment.

Notes to Consolidated Financial Statements

3. Acquisitions, page F-19

8.	We note your response to comment 16 from our letter dated April 11, 2011 and your proposed disclosure.

•

We requested that you provide the expanded disclosure in any amendments to your Form 20-F for the year ended December 31, 2009 as well as future filings. Please provide the requested disclosure in your next amendment of Form 20-F for the year ended December 31, 2009. Also, the table you have provided does not satisfy our request for specific information regarding all contingent consideration arrangements currently in effect. Please provide the methodology, if any other methodology is to be used other than net income before income taxes, how net income before income taxes is to be determined, the year(s) and the actual multiple to be applied to net income before income taxes for each year for each acquisition. Please disclose the amount of earn-out consideration that was paid for each acquisition in 2010 and the date(s) the consideration was paid. We note that impairment charges of $89.1 million were recorded in the second quarter of 2010 against three of the six agencies acquired in 2008. Tell us the entities for which you took an impairment charge and the amount of impairment charge for each entity. If you paid out contingent consideration, tell us why you paid contingent consideration for the acquisition of impaired entities.

SIMPSON THACHER & BARTLETT LLP

	- 6 -	May 31, 2011

The Company considers that the current disclosure on pages F-19 and F-20 of the 2009 consolidated financial statements were in material compliance with the requirements of SFAS 141, Business Combinations, while the recommended revisions to the disclosures provide good and useful information. The disclosures for the actual multiples applied to earnings for each acquired business are not significant as the general methodology on determining the earn-out consideration has already been disclosed in the 2009 consolidated financial statements and such disclosures are not explicitly required by the standards. In addition, since the earn-out consideration paid in 2010 and the dates the consideration was paid do not have any impact on the consolidated net assets and consolidated results of operations of the Company in 2009, the Company believes such information is not material to the 2009 consolidated financial statements, and no disclosure as post balance sheet event was added in the 2009 consolidated financial statements. Therefore the Company believes the lack of disclosures of the actual multiples applied during the earn-out period and the payment of earn-out consideration in 2010 does not represent a material omission for which the Company is required to restate its 2009 consolidated financial statements. The Company will include the following disclosure in the consolidated financial statements for the year ended December 31, 2010:

“Between April 1, 2008 and August 4, 2008, the Group acquired a 100% equity interest in the following entities: Aim, Century, Golden, Goldwhite, Peak and Ahead. These six entities are investing holding companies which own six different advertising agency businesses and were acquired by the Group separately from six unrelated entities. The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders. The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the earnings of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010, contingent upon the collection of the relevant revenues of respective acquired businesses (the “Earn-out Consideration”). The earnings represents advertising service revenues generated by the acquired business as deducted by the relevant operating costs and expenses (including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts) incurred by the corresponding acquired businesses. The Earn-out Consideration is assessed quarterly and to be settled on demand.

Earn-out Consideration is accounted for as the purchase price of the acquired businesses when the contingency as stipulated in the acquisition agreements are resolved, that is when the relevant revenues of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010 are collected, by recording additional goodwill with a corresponding credit to consideration payable.”

SIMPSON THACHER & BARTLETT LLP

	- 7 -	May 31, 2011

The following table summarizes the methodology for calculations of Earn-out Consideration of the respective acquired businesses upon the relevant revenues are collected:

Acquired businesses	Methodology for calculation of Earn-out Consideration as set out in the acquisition agreements
Peak

Multiple of 2.23, 1.9 and 1.0 on the first RMB 40 million of, further RMB 75 million of and remaining earnings of Peak, respectively, for year ended December 31, 2008.

Multiple of 2.23, 1.9 and 1.0 on the first RMB 46 million of, further RMB 112.5 million of and remaining earnings of Peak, respectively, for year ended December 31, 2009.

Multiple of 2.23, 1.9 and 1.0 on the first RMB 52.9 million of, further RMB 135 million of and remaining earnings of Peak, respectively, for year ended December 31, 2010.

The total contingent consideration for Peak is capped at RMB 350.0 million.

Aim

Multiple of 2.3, 1.9 and 1.0 on the first RMB 5 million of, further RMB 46.9 million of and remaining earnings of Aim, respectively, for year ended December 31, 2008.

Multiple of 2.3, 1.9 and 1.0 on the first RMB 7 million of, further RMB 53.6 million of and remaining earnings of Aim, respectively, for year ended December 31, 2009.

Multiple of 2.3, 1.9 and 1.0 on the first RMB 10 million of, further RMB 60.3 million of and remaining earnings of Aim, respectively, for year ended December 31, 2010.

The total contingent consideration for Aim is capped at RMB 171.6 million.

SIMPSON THACHER & BARTLETT LLP

	- 8 -	May 31, 2011

Golden

Multiple of 2.1, 1.9 and 1.0 on the first RMB 12 million of, further RMB 30 million of and remaining earnings of Golden, respectively, for year ended December 31, 2008.

Multiple of 2.1, 1.9 and 1.0 on the first RMB 15 million of, further RMB 37.5 million of and remaining earnings of Golden, respectively, for year ended December 31, 2009.

Multiple of 2.1, 1.9 and 1.0 on the first RMB 20 million of, further RMB 45 million of and remaining earnings of Golden, respectively, for year ended December 31, 2010.

The total contingent consideration for Golden is capped at RMB 118.5 million.

Goldwhite

Multiple of 2.29, 1.9 and 1.0 on the first RMB 20 million of, further RMB 30 million of and remaining earnings of Goldwhite, respectively, for year ended December 31, 2008.

Multiple of 2.29, 1.9 and 1.0 on the first RMB 23 million of, further RMB 37.5 million of and remaining earnings of Goldwhite, respectively, for year ended December 31, 2009.

Multiple of 2.29, 1.9 and 1.0 on the first RMB 26.45 million of, further RMB 45 million of and remaining earnings of Goldwhite, respectively, for year ended December 31, 2010.

The total contingent consideration for Goldwhite is capped at RMB 151.0 million.

Ahead

Multiple of 2.09, 1.9 and 1.0 on the first RMB 13 million of, further RMB 42.25 million of and remaining earnings of Ahead, respectively, for year ended December 31, 2008.

Multiple of 2.09, 1.9 and 1.0 on the first RMB 32.5 million of, further RMB 78 million of and remaining earnings of Ahead, respectively, for year ended December 31, 2009.

Multiple of 2.09, 1.9 and 1.0 on the first RMB 39 million of, further RMB 87.75 million of and remaining earnings of Ahead, respectively, for year ended December 31, 2010.

SIMPSON THACHER & BARTLETT LLP

	- 9 -	May 31, 2011

The total contingent consideration for Ahead is capped at RMB 184.0 million.

Century

Multiple of 2.2, 1.9 and 1.0 on the first RMB 8 million of, further RMB 12 million of and remaining earnings of Century, respectively, for year ended December 31, 2008, 2009 and 2010.

Multiple of 2.2, 1.9 and 1.0 on the first RMB 12 million of, further RMB 16 million of and remaining earnings of Century, respectively, for year ended December 31, 2009.

Multiple of 2.2, 1.9 and 1.0 on the first RMB 15 million of, further RMB 20 million of and remaining earnings of Century, respectively, for year ended December 31, 2010.

The total contingent consideration for Century is capped at RMB 63.9 million.

“Due to the additional Earn-out Consideration for 2009 upon the collection of 2009 revenue in 2010, and Earn-out Consideration for 2010 upon the receipt of the 2010 revenue in 2010, the goodwill for Peak, Aim, Golden, Goldwhite, Ahead and Century increased by $2,309,706, $7,389,099, $3,072,602, $7,668,065, $6,528,189, $1,113,459, respectively, during the year ended December 31, 2010.

In 2010, cash settlement of Earn-out Consideration payable of $23.8 million was paid for Peak in January 2010 and February 2010; cash settlement of Earn-out Consideration payable of $10.9 million was paid for Aim in January 2010, February 2010 and July 2010; cash settlement of Earn-out Consideration payable of $7.3 million was paid for Golden in January 2010, February 2010 and April 2010; cash settlement of Earn-out Consideration payable of $9.9 million was paid for Goldwhite in January 2010, February 2010, April 2010 and June 2010; cash settlement of Earn-out Consideration payable of $11.9 million was paid for Ahead in January 2010, March 2010 and April 2010; cash settlement of $4.7 million was paid for Century in January 2010 and March 2010.”

SIMPSON THACHER & BARTLETT LLP

	- 10 -	May 31, 2011

In order to provide more detailed information on the contingent consideration, the Company has revised the disclosures on page 70 of the revised Form 20-F.

The Company respectfully advises the Staff that only acquisitions of the six advertising agency businesses in 2008 are subject to contingent consideration arrangements. The Company confirms that the only methodology used is multiples applied to earnings (which represents advertising service revenues generated by the acquired business less the relevant operating costs and expenses, including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts, incurred by the corresponding acquired business), and there is no other methodology used for contingent consideration calculation.

As the Staff noted, the Company further advises the Staff that in the second quarter of 2010, the Company recorded impairment charge against the goodwill and intangible assets for three out of the six acquired advertising agency businesses, namely, Peak, Goldwhite and Ahead. Due to the change in relevant regulations in the People Republic of China (the “PRC”) in 2010, there was a significant decline in customer demand, intense pricing pressure and increasing competition of Peak, Goldwhite and Ahead reporting units which indicated the potential impairment loss on the goodwill and intangible assets of these reporting units as discussed in the Company’s Form 6-K furnished to the SEC on July 28, 2010. The Company therefore performed impairment analysis for these reporting units in June 2010. Accordingly, the Company recorded impairment loss of $43,579,230, $16,666,126 and $21,328,128 against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, respectively, for the year ended December 31, 2010. In addition, the Company recorded impairment loss of $3,171,997, $1,536,313 and $3,096,487 against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead, respectively, for the year ended December 31, 2010. Such impairment will be disclosed in the 2010 Form 20-F of the Company.

The earn-out considerations for the acquisitions of Peak, Goldwhite and Ahead recorded in 2010 were mainly recorded in the first half of 2010 and were calculated based on the methodology as stated in the acquisitions agreements upon the revenues were collected in accordance with the acquisition agreements. After the impairment charge was recorded in second quarter of 2010, the Company did not record significant earn-out considerations for the acquisitions of Peak, Goldwhite and Ahead.

SIMPSON THACHER & BARTLETT LLP

	- 11 -	May 31, 2011

•

Please tell us the history for each acquired customer that you used as your basis for a five-year amortization period and straight line method for amortization. Please tell us why you did not use the financial information for each entity prior to the incorporation in the B.V.I. for purposes of your pro forma disclosure. Please provide us with this information.

The Company respectfully advises the Staff that the six advertising agency businesses acquired by the Company in 2008 on average had an operating history of over 5 years in the PRC before the acquisitions. At the time of the acquisitions, each advertising agency business had a number of advertising customers specializing in industries like food and beverage, pharmaceutical and nutritional products, household products, etc., and including international companies and domestic companies with their brand names well known in the PRC. Since there are many acquired customers that the Company used as the Company’s basis for a five-year amortization period, it is not practical to list out the history of each acquired customer. The Company respectfully advises the Staff that the majority of the acquired customers had business relationship with the six advertising agency businesses for a period of 3 to 7 years.

In considering the method of amortization, the Company referred to paragraph B54 of FASB Statement No. 142, Goodwill and Other Intangible Assets, which requires that a straight-line method be used to amortize intangible assets unless another method was demonstrated to be more appropriate, and that the other method of amortization, if adopted, should reflect the pattern in which the asset is consumed if that pattern can be reliably determined. The Company believes such pattern cannot be reliably determined, and straight-line method was thus used for the amortization of customer bases.

The Company further advises the Staff that the pro forma disclosures were prepared based on the historical financial information of the predecessor operations of the advertising agency businesses prior to their incorporation into the BVI companies with relevant pro forma adjustments, such as elimination of transactions between the Company and the six acquired advertising agency businesses and amortization of intangible assets arising from such acquisitions. In 2007 and 2008, the majority of the revenues of the six acquired advertising agency businesses were derived from the advertising service transactions with the Company, and therefore, significant amounts of revenues were eliminated as inter-company transactions when preparing the combined pro forma information.

•

Tell us why you used the useful lives of customer bases of other listed companies in a similar industry rather than historical experience to determine the amortization period. Tell us the companies that you referenced in determining your five-year amortization period.

SIMPSON THACHER & BARTLETT LLP

	- 12 -	May 31, 2011

The Company respectfully advises the Staff that it did determine the expected useful lives of customer bases based on the historical experience of the acquired agency businesses, but also used the useful lives of customer bases of other listed companies as a reference.

The useful lives of customer bases of Focus Media Holdings Limited and Airmedia Group Inc. are for reference only in order to ensure reasonableness of useful lives of customer bases. The useful lives of the customer bases acquired by Focus Media Holdings Limited and Airmedia Group Inc. in 2008 are 7 years and 3.4 years, respectively, which were not significantly different from the 5-year amortization period of the customer bases acquired by the Company as determined based on the historical experience of the six advertising agency businesses.

•	As previously requested, please provide all the disclosures required by paragraphs 51f. and 53c. of SFAS 141 in your amended Form 20-F for the year ended December 31, 2009.

The Company considers that the current disclosure on pages F-19 and F-20 of the 2009 consolidated financial statements were in material compliance with the requirements of paragraphs 51f. and 53c. of SFAS 141. While the Company acknowledges that it could have provided more information and that it did not specifically mention the accounting policies for contingent consideration, it respectfully submits to the Staff that it does not consider the disclosures be material and therefore does not believe it is appropriate to restate their 2009 consolidate financial statements.

The Company will include the following paragraph in the 2010 consolidated financial statements:

“Earn-out Consideration is accounted for as the purchase price of the acquired businesses when the contingency as stipulated in the acquisition agreements are resolved, that is when the relevant revenues of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010 are collected, by recording additional goodwill with a corresponding credit to consideration payable.”

SIMPSON THACHER & BARTLETT LLP

	- 13 -	May 31, 2011

15. Income Taxes, page F-29

9.	We note your response to comment 18 from our letter dated April 11, 2011 and your revised disclosure on page 62. As we previously requested, please expand your disclosure here, in the footnotes to the financial statements as well as in Critical Accounting Policies to include the following that you have provided in your response dated March 22, 2011:

The Company plans to recover the investment without paying income tax with the below measures:

•

The provision of technical support service by the company’s PRC wholly owned subsidiary to its consolidated VIE will cause an expense in the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE flowing to the company without incurring any additional income tax expense on the basis that the company’s PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate although such transaction may incur additional business tax expense to the group. The price of the technical support service will be determined on an arm’s length basis based on the advice from external tax consultant. Currently we expect the technical support service to be commenced by end of 2011;

•

The significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements will be signed or renewed upon expiry of such contracts by a new VIE of the company, so that all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and

•

The company or its wholly owned PRC subsidiary will exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations and with the majority of the undistributed earnings of the consolidated VIE transferred to the company through technical service agreements, the purchase price for the existing consolidated VIE will approximate its paid-in capital, in which case no capital gain will be noted and thus no income tax expense will be incurred.

Furthermore, please disclose whether these tax positions have met the criteria stated ASC 740-10-55-3 through

740-10-55-6.

SIMPSON THACHER & BARTLETT LLP

	- 14 -	May 31, 2011

In response to the Staff’s comment, the Company has included the disclosure as set out in the Company’s response dated March 22, 2011 in Critical Accounting Policies on page 62 of the Revised 20-F.

The Company respectfully advises the Staff that the Company believes the current disclosure set out on pages F-29 through F-32 of its 2009 consolidated financial statements is appropriate and complies with FASB ASC 740 “Income Taxes” and relevant SEC disclosure requirements. Accordingly, the Company does not believe that the omission of the additional disclosure represents a material omission for which the Company is required to restate the 2009 consolidated financial statements. In order to provide more detailed information on the means available under the PRC tax law to recover the investment in the Company’s consolidated VIE without paying income tax, and enhance the disclosures, the Company will include the following disclosure in the consolidated financial statements for the year ended December 31, 2010.

“Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of the Company’s financial interest in VIE affiliates and domestic subsidiaries. The Company believes that it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE tax free, including but not limited to the following series of transactions:

•

The provision of technical support service by the Company’s PRC wholly owned subsidiary to its consolidated VIE will cause an expense in the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE being transferred to the Company without incurring any additional income tax expense on the basis that the Company’s PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate although such transaction may incur additional business tax expense to the Group. The price of the technical support service will be determined on an arm’s length basis.

•

The Company would ensure the significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements to be signed or renewed upon expiry of such contracts by a new VIE of the Company, so that all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and

•

The Company or its wholly owned PRC subsidiary will exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations or substantial remaining undistributed earnings, the purchase price for the existing consolidated VIE will approximate its paid-in capital, in which case it is more likely than not that no capital gain will be noted and thus no income tax expense will be incurred.”

SIMPSON THACHER & BARTLETT LLP

	- 15 -	May 31, 2011

Commitments and Contingency

(c) Significant legal proceedings, page F-34

10.	With respect to each of the legal proceedings in which you are currently involved, including your litigation with Digital Media Group, please revise your disclosure either here or in Subsequent Events footnote to ensure you identify any and all damages being sought from you and the possible loss or range of loss when there is at least a reasonable possibility that a loss or additional loss in excess of amounts accrued may be incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation regarding why this is not possible. Please refer to FASB ASC 450-20-50-3 and 450-20-50-4.

The Company respectfully advises the Staff that the legal proceedings disclosed on page F-34 were both settled during the year ended December 31, 2009. Accordingly, no significant impact to the Group’s financial position is expected as disclosed on page F-34.

Since the litigations with selling shareholders of Digital Media Group only happened after June 23, 2010, date of the consolidated financial statements for the year ended December 31, 2009 were issued, the Company will disclose the details of the litigations with selling shareholders of Digital Media Group in the consolidated financial statements for the year ended December 31, 2010. The Company does not believe there is no obligation to update previously issued financial statements for subsequent events which arose after the date of the original issuance

In order to provide more detailed information on the litigation with the selling shareholders of Digital Media Group, the Company has revised the disclosures on page 23 of the Revised 20-F.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*    *    *

SIMPSON THACHER & BARTLETT LLP

	- 16 -	May 31, 2011

If you have any question regarding the annual report on Form 20-F, please do not hesitate to contact me at +852 2514 7650 or my colleague Asher Hsu at +852 2514 7691.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Limin Li, Chief Executive Officer

Stanley Wang, Vice President of Finance (Principal Financial Officer)

VisionChina Media Inc.

Deloitte Touche Tohmatsu

Annex A

GRANDALL LEGAL GROUP (SHANGHAI)

VisionChina Media Inc.

1/F Block No.7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

May 27, 2011

Re: VisionChina Media Inc.

Amendment No.4 to the Form 20-F for fiscal year ended December 31, 2009 filed June 23,2010

1. The Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003, or the Measure, became effective on January 1, 2004, of which the promulgation and effectiveness date is earlier than that of the emerging of mobile digital television industry. As to our understanding, the scope of application should not include mobile digital television operator. The mobile digital television industry is relatively new in China, there are significant uncertainties regarding the implementation and interpretation of the laws, rules and regulations applicable to mobile digital television operations, including the Measure. As the date hereof, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the Measure is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to specifically regulate or restrict the advertising time on mobile digital television networks. Therefore, we are of the opinion that the provisions of the Measure restricting advertising time are only applicable to traditional radio and television broadcasting, and are not applicable to mobile digital television broadcasting.

BEIJING | SHANGHAI | SHENZHEN | HANGZHOU | GUANGHOU

KUNMING | TIANJIN | CHENGDU | HONG KONG

31st Floor, Nan Zheng Building, No. 580 West Nanjing Road, Shanghai 200041 China

Tel: (+86)(21) 5234 1668 Fax: (+86)(21) 5234 1670

Website: http://www.grandall.com.cn

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GRANDALL LEGAL GROUP

2. SARFT regulations capping the percentage broadcast time are specifically stipulating that they are applied to the advertising broadcasting conducted by radio and television station, which do not include audio or video transmitted through closed circuit networks. Therefore, we are of the opinion that the PRC regulations capping the percentage of broadcast time that can be attributed to advertising do not apply to audio- video transmitted through closed circuit networks.

3. The PRC Property Rights Law which is effective on October 1, 2007 does not stipulate or require an equity pledge made before the effectiveness of the PRC Property Rights Law must be registered with SAIC. The Company’s equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. To comply with these two laws and regulations, the equity pledge has already been recorded and filed with VisionChina Media Group’s Register of Shareholders. Since the equity pledges were duly recorded in accordance with the then applicable PRC laws and regulations, and there is no legal requirement to register an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007, we believe that the equity pledges have already became effective and are legally enforced by the courts in the PRC even after the PRC Property Rights Law became effective.

PRC Company Law and PRC Guarantee Law require that an equity pledge becomes effective soon after it is recorded or filed with the company’s Registered of Shareholders. After the PRC Property Rights Laws was promulgated and became effective, it amended the preexisting system and requires registration with SAIC as a precondition of effectiveness of equity pledge. Based on the non-retroactivity principle of PRC laws, the new requirements stipulated in PRC Property Rights Laws shall only be applicable to equity pledge agreements entered into on or after October 1, 2007. An equity pledge that was duly recorded and filed pursuant to the applicable laws prior to October 1, 2007 would have already become effective at the time such equity pledge was duly recorded and filed and would be enforceable by the courts in the PRC after the PRC Property Rights Law became effective.

www.grandall.com.cn

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國浩律師集團事務所
GRANDALL LEGAL GROUP

Yours faithfully,

国浩律师集团(上海)事务所

Grandall Legal Group (Shanghai)

www.grandall.com.cn

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GRANDALL LEGAL GROUP

Yours faithfully,

Grandall Legal Group (Shanghai)

www.grandall.com.cn

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